UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2015

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Table of Contents

Vedanta Limited

Other Events

The Board of Directors of Vedanta Limited (“Vedanta”) at its meeting held on June 14, 2015 has approved the merger of Cairn India Limited (“Cairn”) with Vedanta.

A copy of the press release issued by the Company explaining, inter-alia, the transaction highlights, rationale and overview of the steps involved and the share – exchange ratio, titled “Merger of Vedanta Limited and Cairn India Limited” is in Exhibit-99.1.

Exhibits

Ex-99.1 Press Release dated June 14, 2015

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2015

VEDANTA LIMITED

By:	/s/ Rajiv Choubey
Name:	Rajiv Choubey
Title:	Company Secretary